Filed Pursuant to Rule 253(g)(2)
File No. 024-10504

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 7, 2018
TO THE OFFERING CIRCULAR DATED AUGUST 10, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 10, 2018, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) on August 13, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Fort Myers Reef Holdings, LLC

On August 31, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Fort Myers Reef Holdings, LLC (the “RSE The Reef Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $6,835,000, which is the initial stated value of our equity interest in the RSE The Reef Controlled Subsidiary (the “RSE The Reef Equity REIT Investment”). The RSE The Reef Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized multifamily student housing property totaling 228 units (924 beds) and 335,424 rentable square feet located at 10121 Shephard Street, Fort Myers, FL 33967 (“The Reef Apartments”). The RSE The Reef Controlled Subsidiary is anticipating redeeming the RSE The Reef Equity REIT Investment via sale or refinance by September 1, 2028.

The RSE The Reef Controlled Subsidiary is managed by Coastal Ridge Real Estate (“Coastal Ridge”), a company formerly known as PPG Manhattan Real Estate and formed in 2013. The company is headquartered in Columbus, Ohio and has a west coast office in Malibu, California. Their current portfolio includes approximately 15,300 student housing beds and nearly 3,500 conventional apartment units across the country, with assets under management totaling over $1.5 billion. Other than with regard to the RSE The Reef Controlled Subsidiary, neither our Manager nor we are affiliated with Coastal Ridge.

Pursuant to the agreements governing the RSE The Reef Equity REIT Investment (the “RSE The Reef Operative Agreements”), our consent is required for all major decisions regarding the RSE The Reef Controlled Subsidiary. In addition, pursuant to the RSE The Reef Operative Agreements, we are entitled to receive an economic return of 10.9% per annum on our RSE The Reef Equity REIT Investment, with 6.0% paid current in year 1, 6.83% paid current in years 2-10, and the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the RSE The Reef Equity REIT Investment, paid directly by the RSE The Reef Controlled Subsidiary.

The Reef Apartments, which is held through Fort Myers Reef Acquisitions, LLC, a wholly-owned subsidiary of the RSE The Reef Controlled Subsidiary, was acquired for a purchase price of approximately $79,750,000. Given the property’s 2016-2017 vintage, Coastal Ridge does not anticipate hard costs for renovation purposes. Soft costs and financing costs of approximately $3,100,000 are anticipated, bringing the total project cost for The Reef Apartments to approximately $82,850,000.

Simultaneous with the closing of the RSE The Reef Equity REIT Investment, senior financing was provided through a $51,837,000 senior secured loan from Freddie Mac (the “Reef Senior Loan”). The loan features a ten-year term at a fixed rate of 4.54% with seven years interest only and 30-year amortization thereafter. The loan does not contain any extension options. Simultaneous with the closing of the RSE The Reef Equity REIT Investment, an affiliate of our Manager will also close on RSE The Reef Income II REIT Investment, which will total $6,835,000 and will mirror the RSE the Reef Equity REIT Investment. The RSE The Reef Equity REIT Investment and the RSE The Reef Income II REIT Investment will total $13,670,000 and will be pari-passu for all cash flow. As of the closing date, in aggregate with the RSE The Reef Equity REIT Investment and the RSE The Reef Income II REIT Investment, the RSE The Reef Controlled Subsidiary features an LTV of 82.1%. The combined LTV ratio is the amount of the Reef Senior Loan plus the amount of the RSE The Reef Equity REIT Investment plus the amount of the RSE The Reef Income II REIT Investment, divided by the purchase price of the property. We generally use LTV for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Reef Apartments is a 228-unit (924-bed) student housing complex in Fort Myers, Florida near Florida Gulf Coast University. As of August 29, 2018, the property is 97.1% occupied. The property, constructed in two phases in 2016 and 2017, consists of 22 three-story buildings. The build is of concrete block and wood frame.

The Fort Myers market presents a strong opportunity arising from a growing nearby university (Florida Gulf Coast University) and a lack of student housing options. Florida Gulf Coast has been growing at a rate that outpaces the supply of new student housing.